

Clifford Sosin
New York, New York
135 E 57th Street, Suite 18-108,
New York, NY 10022

May 16, 2021

The Board of Directors
At Home Group Inc.
1600 East Plano Parkway
Plano, Texas 75074

Dear Members of the Board of Directors,

As you know, CAS holds approximately 17% of At Home's outstanding common stock and is currently the Company's largest stockholder. This is why we hoped the Board would substantively engage with us following our initial outreach to you and Hellman & Friedman LLC (together with its affiliates and funds, "H&F") last week. We are extremely disappointed that the Board ultimately chose to ignore our stated concerns regarding the proposed sale of At Home to H&F.

<u>We are writing to you today to underscore that CAS intends to vote against the transaction as currently structured.</u> If necessary, we are also prepared to take steps to prevent a sale to H&F under the present terms. Although this is not our preferred path, we will not sit idly by as the Board tries to push through a sale that we believe grossly undervalues the Company and deprives stockholders of anything resembling a fair premium.

The Current Transaction Terms Fail to Account for the Company's Recent Business Improvements and Long-Term Growth Runway

Based on our most conservative analysis, H&F's implied purchase price is a mere 12.9x fiscal year 2023 adjusted earnings.[1] This valuation is based on the extremely conservative assumption that all of the significant gains across At Home's business between fiscal year 2019 and Q1 fiscal year 2022 reverse by fiscal year 2023. Under this assumption, At Home's revenue per store will have regressed to its prior trendline ($7.5 million per store) and the Company's adjusted EBIT margins excluding store opening expenses will have dipped back to fiscal year 2019 levels of approximately 13.1%.[2]

It is important to stress just how pessimistic the "revert to 2019" case is. This case essentially writes off the many improvements at the Company in recent years, including the following:

- Millions of consumers have discovered At Home based on unaided brand awareness increasing from 15% to 19% over the course of fiscal year 2021.[3]

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[1] CAS analysis excludes pre-opening store expenses.
[2] CAS FY 2019 adjusted EBIT excluding store opening expenses as follows: Adjusted EBITDA of $191,245 plus costs associated with new store openings of $18,656, minus stock based compensation expense of $5,530 minus depreciation and amortization $56,529 equals Adj EBIT ex preopening expense of $153,003, which divided by $1,165,899 of sales yields a 13.1% margin.
[3] Company presentation.



- The Company's Insider Perks loyalty program, which had zero members in August 2017, grew by approximately 2.6 million to approximately 9.1 million members over the course of fiscal year 2021.[4]

- The Company has gone from a non-existent e-commerce presence in fiscal year 2019 to a robust one that now enables customers to execute online purchases and arrange for in-store pick-up or direct delivery.[5]

- The Company substantially improved the merchandizing of its unique offering with the introduction of EDLP+.

- The Company has expanded its direct sourcing from practically no direct sourcing in fiscal 2018 to 15% at the end of fiscal 2020 to nearly 20% at the end of fiscal 2021, thereby driving hundreds of basis points of margin improvement on each item sourced directly while enhancing product quality.[6]

- The Company's growing store footprint and larger customer base has increased its purchasing scale and corporate leverage.

- Many of the company's competitors have reduced their store footprints or permanently shuttered, including Pier 1, JC Penny and Bed Bath & Beyond.

As the Board should be well aware, 12.9x earnings represents a significant discount to the broader market and most other retailers and a yawning discount to the market price for healthy, growing retailers with long runways. All of these factors have led us to a clear conclusion: while this looks like a great deal for H&F, it represents a slap in the face to stockholders.

We Contend a More Realistic Valuation of the Company Would be $70 Per Share or more.

We believe a much more realistic valuation can be determined by assuming At Home can return to ~20% store growth in fiscal year 2023 and, as a result of keeping some of the gains from fiscal year 2021 and building upon those in the subsequent years, that the Company can achieve $8.5 million in sales per store and 14% EBIT margins (net of pre-opening expenses) by fiscal year 2027. Under this scenario and operating without financial leverage, we believe the Company's earnings can grow to approximately $6.74 per share by fiscal year 2027.

We contend that by this date, the market will likely value At Home at 20x forward profits or more given its unlevered balance sheet, the further remaining opportunity to continue expanding to 600+ stores, the potential to expand revenue per store to $10 million plus and the potential to further expand margins going forward. Considering this, we estimate that At Home's stock would be worth more than $135 per share by the end of fiscal 2026, which is less than five years from now. Discounting this $135 back five years at the conservative rate of 13% yields a fair value of the shares of $70+ today.

We suspect stockholders could do even better than this scenario and receive a substantial distribution immediately if the Company were to leverage its balance sheet as H&F plans to do and use the proceeds to pay a dividend or conduct a tender offer.

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[4] Company presentation.
[5] Company filings.
[6] Company's fourth quarter fiscal year 2021 conference call transcript.



Given the Board's duties to stockholders, we are dismayed that it has not relied on a similarly reasonable valuation formula. Trying to sell At Home to H&F without running a comprehensive strategic review process or seeking the support of its key stockholders is equally troubling. It seems as if the Board made no legitimate effort to try to find another bidder or strategic partner that could pay a viable premium. An after the fact "go shop" does not change the fact that this transaction does appear to have been the result of a full and fair sale process.

CAS is Prepared to Vigorously Oppose the H&F Transaction if the Board Remains Committed to the Deal's Presently Insulting Terms

We are not alone in questioning this transaction and have already heard from many other investors, who share our concerns. It seems unlikely that At Home will be able to obtain the support it needs from stockholders if its Board continues ignoring feedback and trying to spin dismal terms as viable.

It is important to note at this time that CAS is not an activist investor that seeks to engage in public disputes. If the Board wants to demonstrate a commitment to meaningful stockholder engagement and sound corporate governance, it should invite us to present our analysis and recommendations to the special committee. We are eager to engage in a private, good faith discussion.

In closing, we hope this letter helps the Board re-think its posture and start advocating for its most important constituency: At Home's stockholders. However, if our concerns continue fall on deaf ears and the terms of the proposed transaction are not promptly amended, we are prepared to take action to oppose the deal.

Sincerely,

Clifford A. Sosin
Founder and Portfolio Manager
CAS Investment Partners, LLC